Royal Standard Minerals Inc.

(Expressed in United States Dollars)

Condensed Interim Consolidated Financial Statements

October 31, 2014

(Unaudited)

Notice to Reader

The accompanying unaudited condensed interim consolidated financial statements of Royal Standard Minerals Inc. (the "Company") have been prepared by and are the responsibility of management. The unaudited condensed interim consolidated financial statements have not been reviewed by the Company's auditors.

Royal Standard Minerals Inc.
Condensed Interim Consolidated Statements of Financial Position
(Expressed in United States Dollars)
(Unaudited)

	As at	As at
	October 31,	January 31,
	2014	2014

Assets
Current
Cash and cash equivalents	$10,951	$16,807
Sundry receivables and prepaids (Note 4)	450	5,553
Total assets	$11,401	$22,360

Liabilities
Current
Accounts payable and accrued liabilities (Note 6)	$54,306	$35,917
Note payable (Notes 7 and 11)	11,935	-
Total liabilities	66,241	35,917
Shareholders' Deficiency
Share capital (Note 8(b))	28,273,230	28,273,230
Reserves	10,900,438	10,900,438
Accumulated deficit	(39,236,316)	(39,193,127)
Accumulated other comprehensive income	7,808	5,902
Total shareholder's deficiency	(54,840)	(13,557)
Total liabilities and shareholders' deficiency	$11,401	$22,360

The Company and Operations and Going Concern (Note 1)
Contingencies (Note 12)

Approved by the Board:

"Carmelo Marrelli"	"George Duguay"
Director	Director

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Royal Standard Minerals Inc.
Condensed Interim Consolidated Statements of Operations
(Expressed in United States Dollars)
(Unaudited)

	Three Months Ended		Nine Months Ended
	October 31,		October 31,
	2014	2013	2014	2013

Expenses
Exploration and evaluation expenditures (Note 5)	$-	$(16,416)	$-	$87,233
General and administrative (Note 13)	2,550	178,123	43,189	263,676

	2,550	161,707	43,189	350,909

Operating loss	(2,550)	(161,707)	(43,189)	(350,909)

Finance income	-	(57)	-	9,286
Impairment of marketable securities	-	-	-	(29,999)
Gain on sale of property interests and related assets (Note 5(a))	-	123,228	-	123,228
Gain on dissolution of subsidiary (Note 3)	-	30,100	-	30,100
Gain on settlement and release (Note 5(b))	-	48,091	-	48,091
Foreign currency translation adjustment	-	763	-	(31,286)

Net (loss) income for the period	$(2,550)	$40,418	$(43,189)	$(201,489)

Basic (loss) income per share (Note 10)	$(0.00)	$0.00	$(0.00)	$(0.00)
Diluted (loss) income per share (Note 10)	$(0.00)	$0.00	$(0.00)	$(0.00)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Royal Standard Minerals Inc.
Condensed Interim Consolidated Statements of Comprehensive (Loss) Income
(Expressed in United States Dollars)
(Unaudited)

	Three Months Ended		Nine Months Ended
	October 31,		October 31,
	2014	2013	2014	2013

Net (loss) income for the period	$(2,550)	$40,418	$(43,189)	$(201,489)

Other comprehensive income
Items that will not be reclassified subsequently to income
Foreign currency translation	1,318	-	1,906	-

Comprehensive (loss) income for the period	$(1,232)	$40,418	$(41,283)	$(201,489)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Royal Standard Minerals Inc.
Condensed Interim Consolidated Statements of Changes in Shareholders' Deficiency
(Expressed in United States Dollars)
(Unaudited)

				Accumulated
				Other
	Share		Accumulated	Comprehensive
	Capital	Reserves	Deficit	Income	Total

Balance, January 31, 2013	$28,104,264	$11,010,304	$(39,262,352)	$-	$(147,784)
Share-based payments	-	16,400	-	-	16,400
Net loss for the period	-	-	(201,489)	-	(201,489)

Balance, October 31, 2013	$28,104,264	$11,026,704	$(39,463,841)	$-	$(332,873)

Balance, January 31, 2014	$28,273,230	$10,900,438	$(39,193,127)	$5,902	$(13,557)
Foreign currency translation	-	-	-	1,906	1,906
Net loss for the period	-	-	(43,189)	-	(43,189)

Balance, October 31, 2014	$28,273,230	$10,900,438	$(39,236,316)	$7,808	$(54,840)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Royal Standard Minerals Inc.
Condensed Interim Consolidated Statements of Cash Flows
(Expressed in United States Dollars)
(Unaudited)

	Nine Months Ended
	October 31,
	2014	2013

Operating activities
Net loss for the period	$(43,189)	$(201,489)
Operating items not involving cash:
Depreciation	-	3,558
Accretion in asset retirement obligations	-	5,280
Share-based payments	-	16,400
Impairment of marketable securities	-	29,999
Gain on sale of property interests	-	(123,228)
Gain on dissolution of subsidiary	-	(30,100)
Lawsuit settlement	-	(8,000)
Gain on settlement and release	-	(48,091)
Foreign exchange	1,906	-
Changes in non-cash working capital:
Sundry receivables and prepaids	5,103	2,698,728
Accounts payable and accrued liabilities	18,389	(1,747,987)

Cash (used in) provided by operating activities	(17,791)	595,070

Financing activities
Note payable	11,935	-
Other repayments	-	(600,000)
Proceeds from sale of property interests and related assets, net of transaction costs	-	123,228

Cash provided by (used in) financing activities	11,935	(476,772)

Change in cash and cash equivalents	(5,856)	118,298
Cash and cash equivalents, beginning of period	16,807	201,565

Cash and cash equivalents, end of period	$10,951	$319,863

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Royal Standard Minerals Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in United States Dollars)
October 31, 2014
(Unaudited)

1.	The Company and Operations and Going Concern

Royal Standard Minerals Inc. is a publicly held company focused on identifying suitable assets or businesses to acquire or merge with, with a view to maximizing value for shareholders. The Company was previously engaged in the acquisition, exploration and development of gold and precious metal properties in the United States of America but has disposed of these interests. The Company is continued under the Canada Business Corporations Act and its common shares are quoted in the United States of America on the Over- the-Counter ("OTC") Bulletin Board. Inception has been deemed to be June 26, 1996, the date on which the Company acquired all of the outstanding common shares of Southeastern Resources Inc. ("SRI"), which acquisition was accounted for as a reverse takeover of the Company by SRI. The Company's head office is located at 36 Toronto Street, Suite 1000, Toronto, Ontario, M5C 2C5, Canada.

The unaudited condensed interim consolidated financial statements were approved by the Board of Directors on December 10, 2014.

These unaudited condensed interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period. Management is aware, in making its assessment, of material uncertainties related to events or conditions that cast significant doubt upon the entity's ability to continue as a going concern. The Company had a loss of $43,189 during the nine months ended October 31, 2014 (nine months ended October 31, 2013 - loss of $201,489) and has an accumulated deficit of $39,236,316 (January 31, 2014 - $39,193,127). In addition, the Company has a working capital deficiency of $54,840 at October 31, 2014 (January 31, 2014 - working capital deficiency of $13,557).

There is significant doubt regarding the going concern assumption and, accordingly, the ultimate appropriateness of the use of accounting principles applicable to a going concern. These unaudited condensed interim consolidated financial statements do not reflect the adjustments, to the carrying values or classifications of assets and liabilities or to the reported expenses that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations for the foreseeable future. These adjustments could be material.

2.	Significant Accounting Policies

Statement of compliance

The Company applies International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the IFRS Interpretations Committee (“IFRIC”). These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Accordingly, they do not include all of the information required for full annual financial statements required by IFRS as issued by the IASB and interpretations issued by the IFRIC.

Royal Standard Minerals Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in United States Dollars)
October 31, 2014
(Unaudited)

2.	Significant Accounting Policies (Continued)

Statement of compliance (continued)

The policies applied in these unaudited condensed interim consolidated financial statements are based on IFRS issued and outstanding as of December 10, 2014. The same accounting policies and methods of computation are followed in these unaudited condensed interim consolidated financial statements as compared with the most recent annual consolidated financial statements as at and for the year ended January 31, 2014, except as noted below. Any subsequent changes to IFRS that are given effect in the Company’s annual audited consolidated financial statements for the year ending January 31, 2015 could result in restatement of these unaudited condensed interim consolidated financial statements.

Adoption of new accounting standards

IAS 32 – Financial Instruments: Presentation (“IAS 32”) was amended by the IASB in December 2011 to clarify certain aspects of the requirements on offsetting. The amendments focus on the criterion that an entity currently has a legally enforceable right to set off the recognized amounts and the criterion that an entity intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. At February 1, 2014, the Company adopted this pronouncement and there was no material impact on the Company's unaudited condensed interim consolidated financial statements.

New standards not yet adopted and interpretations issued but not yet effective

IFRS 9 – Financial instruments (“IFRS 9”) was issued by the IASB in October 2010 and will replace IAS 39 - Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. Earlier adoption is permitted. The Company is in the process of assessing the impact of this pronouncement.

3.	Dissolution of Subsidiary

On September 5, 2013, the Kentucky Secretary of State accepted the articles of dissolution for Kentucky Standard Energy Company, Inc. ("Kentucky") and Kentucky has been dissolved. As a result, a gain on dissolution of subsidiary of $30,100 was recorded as a result of accounts payable and accrued liabilities dissolved.

4.	Sundry Receivables and Prepaids

	As at	As at
	October 31,	January 31,
	2014	2014

Sales tax receivables	$450	$5,193
Prepaid expenses	-	360

	$450	$5,553

Royal Standard Minerals Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in United States Dollars)
October 31, 2014
(Unaudited)

5.	Exploration and Evaluation Expenditures on Mineral Properties

	(a)	Fondaway Canyon and Dixie-Comstock Projects

On August 9, 2013, the Company completed its transaction with American Innovative Minerals LLC (“AIMLLC”) to sell its interests in the Fondaway Canyon and Dixie-Comstock properties (the “Transaction”) for cash consideration of $144,000. As a result, the Company recorded a gain on sale of property interests of $123,228, net of transaction costs.

In addition, as a condition to the closing of the Transaction, Hale Capital Management, LP and Hale Capital Partners, LP (together, “Hale Capital”) delivered to the Company a full and final release and settlement agreement relating to the legal action commenced by Hale Capital on September 27, 2011. A stipulation of dismissal with prejudice was filed with the Supreme Court of the State of New York dismissing all claims against the Company and Manhattan in connection with that litigation.

Cash	$144,000
Less: Transaction costs	(20,772)

Total gain on sale	$123,228

(b)	Kentucky Project

Kentucky entered into a settlement and release agreement on August 27, 2013 with Pick & Shovel Mining ("Pick & Shovel") and Roger and Jacqueline Stacy pursuant to which in consideration of a cash settlement payment and transfer of certain equipment by Kentucky to Pick & Shovel, the parties resolved to waive and release any claims relating to a prior claim between the parties. In addition, Kentucky relinquished any interest in a bond posted on Permit No. 919-0066 and Pick & Shovel agreed to be solely responsible for such Permit and all related claims and issues asserted by the Kentucky Energy and Environment Cabinet.

Consideration paid
Cash	$8,000

Net liabilities settled
Reclamation bond	178,700
Equipment	20,158
Accounts payable and accrued liabilities	(145,000)
Asset retirement obligation	(109,949)
Long-term debt	-
Total net liabilities settled	(56,091)

Total gain on settlement	$48,091

Royal Standard Minerals Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in United States Dollars)
October 31, 2014
(Unaudited)

5.	Exploration and Evaluation Expenditures on Mineral Properties (Continued)

During the three and nine months ended October 31, 2014 and 2013, the Company's exploration and evaluation expenditures were as follows:

	Three Months Ended		Nine Months Ended
	October 31,		October 31,
	2014	2013	2014	2013
Fondaway Canyon and Dixie-Comstock Projects

Property acquisition costs	$-	$-	$-	$35,000
Consulting, wages and salaries	-	(18,750)	-	19,711
Travel	-	1,216	-	5,714
Office and general	-	1,118	-	3,148
	$-	$(16,416)	$-	$63,573
Kentucky Project

Office and general	$-	$-	$-	$20,102
Depreciation	-	-	-	3,558
	$-	$-	$-	$23,660
Total exploration activities	$-	$(16,416)	$-	$87,233

6.	Accounts Payable and Accrued Liabilities

	As at	As at
	October 31,	January 31,
	2014	2014

Trade payables	$25,595	$18,375
Accrued liabilities	28,711	17,542

	$54,306	$35,917

7.	Note Payable

On September 30, 2014, the Company entered into a promissory note arrangement (the "Note") for the purposes of covering accounting fees, whereby the Company borrowed CDN $13,452 from C. Marrelli Services Ltd., which controls 278,960,559 common shares of the Company and is 100% owned by Carmelo Marrelli. The Note is unsecured, bears interest at a rate of 2% per annum and is due on demand.

Royal Standard Minerals Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in United States Dollars)
October 31, 2014
(Unaudited)

8.	Share Capital

(a) Authorized

The authorized capital of the Company consists of an unlimited number of common shares and an unlimited number of preferred shares, each without par value.

(b) Issued

	Shares	Amount
Balance, January 31, 2013 and October 31, 2013	83,953,825	$28,104,264
Balance, January 31, 2014 and October 31, 2014	920,835,502	$28,273,230

9.	Stock Options

Under the Company's stock option plan (the "Option Plan"), the directors of the Company can grant options to acquire common shares of the Company to directors, employees and others who provide ongoing services to the Company. Exercise prices cannot be less than the closing price of the Company's shares on the trading day preceding the grant date and the maximum term of any option cannot exceed ten years.

The number of common shares under option at any time under the Option Plan or otherwise cannot exceed 5% of the then outstanding common shares of the Company for any optionee. In addition, options granted to insiders of the Company cannot exceed more than 10% of the then outstanding common shares of the Company. Options granted may be subject to vesting restrictions in the discretion of the board.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company's share purchase options.

The following table reflects the continuity of stock options for the nine months ended October 31, 2014 and 2013:

	Number of	Weighted Average
	Stock Options	Exercise Price
Balance, January 31, 2013	3,800,000	$0.27
Forfeited	(950,000)	$0.28
Balance, October 31, 2013	2,850,000	$0.26

Balance, January 31, 2014	2,350,000	$0.25
Forfeited	(2,200,000)	$0.26
Expired	(150,000)	$0.10
Balance, October 31, 2014	-	$-

Royal Standard Minerals Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in United States Dollars)
October 31, 2014
(Unaudited)

10.	Basic and Diluted Loss Per Share

The following table sets forth the computation of basic and diluted loss per share:

	Three Months Ended		Nine Months Ended
	October 31,		October 31,
	2014	2013	2014	2013
Numerator:
(Loss) income for the period	$(2,550)	$40,418	$(43,189)	$(201,489)
Denominator:
Weighted average number of common shares outstanding for basic (loss) income per share	920,835,502	83,953,825	920,835,502	83,953,825
Weighted average number of common shares outstanding for diluted (loss) income per share	920,835,502	83,953,825	920,835,502	83,953,825
Basic (loss) income per share	$(0.00)	$0.00	$(0.00)	$(0.00)
Diluted (loss) income per share	$(0.00)	$0.00	$(0.00)	$(0.00)

The stock options were not included in the computation of diluted (loss) income per share on October 31, 2013 as their inclusion would be anti-dilutive.

11.	Related Party Transactions and Balances

Remuneration of Directors and key management personnel of the Company was as follows:

	Three Months Ended		Nine Months Ended
	October 31,		October 31,
	2014	2013	2014	2013

Salaries and benefits paid to directors and officers (1)	$-	$68,502	$-	$202,516
Share-based payments	$-	$17,871	$-	$16,400

(1)  Salaries and benefits include director fees. The Board of Directors do not have employment or service contracts with the Company. Also included above are the fees for the previous Interim President and Chief Executive Officer and previous Chief Financial Officer whose fees for services for the three and nine months ended October 31, 2013 were $45,112 and $135,146 and $20,223 and $65,668, respectively.

Paul G. Smith, a former director and Chairman of the Board, was the President and Chief Executive Officer of Equity Financial Holdings Inc. ("Equity"), a company that provided financial services to the Company until April 5, 2013. Fees for services provided by Equity totaled $nil for the three and nine months ended October 31, 2014 (three and nine months ended October 31, 2013 - $nil and $1,519, respectively).

Royal Standard Minerals Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in United States Dollars)
October 31, 2014
(Unaudited)

11.	Related Party Transactions and Balances (Continued)

Daniel Crandall, the Chief Financial Officer, is a senior employee of Marrelli Support Services Inc. ("Marrelli Support"), a firm providing accounting services. Marrelli Support's President, Carmelo Marrelli, beneficially controls 278,960,559 common shares of the Company through his holding company, C. Marrelli Services Ltd. Fees for services provided by Marrelli Support totaled $2,392 and $8,705, respectively, for the three and nine months ended October 31, 2014 (three and nine months ended October 31, 2013 - $nil). As at October 31, 2014, Marrelli Support was owed $2,658 and this amount was included in accounts payable and accrued liabilities (January 31, 2014 - $nil).

During the three and nine months ended October 31, 2014, the Company incurred fees totaling $203 and $615, respectively (three and nine months ended October 31, 2013 - $nil) for filing services received from DSA Filing Services ("DSA"). Carmelo Marrelli is an officer and shareholder of DSA. As at October 31, 2014, DSA was owed $267 and this amount was included in accounts payable and accrued liabilities (January 31, 2014 - $nil).

At October 31, 2014, a note payable of $11,935 (CDN $13,452) (January 31, 2014 - $nil) is owed to C. Marrelli Services Ltd. for advances to cover accounting fees. The Note is unsecured, bears interest at 2% per annum and is due on demand (note 7).

During the three and nine months ended October 31, 2014, the Company incurred fees totaling $480 and $19,803, respectively, (three and nine months ended October 31, 2013 - $nil) for legal services received from Kirsh Securities Law Professional Corporation, a law firm owned by the President and Chief Executive Officer of the Company. An amount of $19,280 is included in accounts payable and accrued liabilities at October 31, 2014 (January 31, 2014 - $nil).

During the three and nine months ended October 31, 2014, the Company incurred fees totaling $1,362 and $2,734, respectively (three and nine months ended October 31, 2013 - $nil) for consulting services received from G. Duguay Services Inc., a firm where George Duguay, a director and shareholder of the Company, is the President. An amount of $2,662 is included in accounts payable and accrued liabilities at October 31, 2014 (January 31, 2014 - $nil).

To the knowledge of the directors and senior officers of the Company, as at October 31, 2014, no person or corporation beneficially owns or exercises control over common shares of the Company carrying more than 10% of the voting rights attached to all common shares of the Company other than as set out below:

		Percentage of
	Number of	outstanding
Major Shareholder	common shares	common shares

Lonnie Kirsh, Chief Executive Officer and Director	278,960,559	30.29%
George Duguay, Director	278,960,559	30.29%
C. Marrelli Services Ltd.	278,960,559	30.29%

None of the Company's major shareholders have different voting rights than other holders of the Company's common shares.

Royal Standard Minerals Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in United States Dollars)
October 31, 2014
(Unaudited)

12.	Contingencies

The Company’s previous wholly-owned subsidiary, Manhattan Mining Co. ("Manhattan"), received several documents filed in various district courts, one in Shelby County Chancery Court, Memphis, Tennessee and one in Elko County District Court, Elko, Nevada, from certain suppliers seeking payment of unpaid services provided to Manhattan and where applicable, interest and court costs. In addition, one of the suppliers is seeking compensation for unjust enrichment. Management of Manhattan attempted to settle both claims on several occasions, but was unsuccessful.

Manhattan has been dissolved and the Company is not liable to settle these claims.

13.	General and Administrative

	Three Months Ended		Nine Months Ended
	October 31,		October 31,
	2014	2013	2014	2013
Corporate development	$(662)	$1,241	$912	$10,989
Insurance	-	7,797	-	21,978
Office and general	484	3,247	2,029	24,702
Professional fees	1,366	71,084	37,476	(34,801)
Wages and salaries (Note 11)	-	68,501	-	202,515
Share-based payments (Note 11)	-	17,871	-	16,400
Travel	-	8,382	38	21,893
Consulting fees (Note 11)	1,362	-	2,734	-
	$2,550	$178,123	$43,189	$263,676

14.	Segmented Information

The Company's operations comprise a single reporting segment which is currently inactive. As the operations comprise a single reporting segment, amounts disclosed in the unaudited condensed interim consolidated financial statements also represent segment amounts